


20170176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2017

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: AbbVie Inc.
Incoming letter dated February 17, 2017

Dear Mr. Gerber:

This is in response to your letter dated February 17, 2017 concerning the shareholder proposal submitted to AbbVie by the Sisters of Charity, BVM et al. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Mary Ellen Madden
Sisters of Charity, BVM
maryellen@8thdaycenter.org

February 24, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AbbVie Inc.
Incoming letter dated February 17, 2017

The proposal requests that the board issue a report listing the rates of price increases year-to-year of the company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for the company.

There appears to be some basis for your view that AbbVie may exclude the proposal under rule 14a-8(i)(7), as relating to AbbVie's ordinary business operations. In this regard, we note that the proposal relates to the rationale and criteria for price increases of the company's top ten selling branded prescription drugs in the last six years. Accordingly, we will not recommend enforcement action to the Commission if AbbVie omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We note that AbbVie did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

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BY EMAIL (shareholderproposals@sec.gov)

February 17, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: AbbVie Inc. – 2017 Annual Meeting
Omission of Shareholder Proposal of
the Sisters of Charity, BVM and
co-filers[1]

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, AbbVie Inc. ("AbbVie"), a Delaware corporation, to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with AbbVie's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Sisters of Charity, BVM and co-filers from the proxy

[1] The following shareholders have co-filed the Proposal: Bon Secours Health System, Inc., Congregation of Divine Providence, Dana Investment Advisors, Inc., Dignity Health, the Dominican Sisters of Springfield, Illinois (Sacred Heart Convent), Benjamin Ewen-Campen, Helen Hamada, Mercy Health, Mercy Investment Services, Inc., Oblate International Pastoral Investment Trust, Providence Trust, the Sisters of Providence, Mother Joseph Province, the Sisters of St. Francis of Philadelphia, Trinity Health and United Church Funds.

materials to be distributed by AbbVie in connection with its 2017 annual meeting of stockholders (the "2017 proxy materials"). The Sisters of Charity, BVM and the co-filers are sometimes referred to collectively as the "Proponents."

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as notice of AbbVie's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if they submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to AbbVie.

I. The Proposal

The Proposal is entitled "Disclose Criteria Used for Price Increases on Top Ten Drugs." The text of the resolution contained in the Proposal is copied below:

> **RESOLVED:** Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in AbbVie's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to AbbVie's ordinary business operations.

III. Background

On October 24, 2016, AbbVie received the Proposal, accompanied by a cover letter from the Sisters of Charity, BVM dated October 18, 2016, and a letter from Dubuque Bank & Trust dated October 18, 2016, verifying the Sisters of Charity, BVM's stock ownership as of such date. Copies of the Proposal, cover letter and related correspondence are attached hereto as Exhibit A. In addition, the co-filers' submissions are attached hereto as Exhibit B.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to AbbVie's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff consistently has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) when those proposals relate to how a company makes specific pricing decisions regarding certain of its products. *See, e.g.*, *Host Hotels & Resorts, Inc.* (Feb. 6, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board consider providing senior citizens and stockholders discounts on hotel rates, noting that discount pricing policy determinations is an ordinary business matter); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on, among other things, "the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes" and "potential negative feedback stated directly to potential customers from current residents," noting that the "setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Ford Motor Co.* (Jan. 31, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal seeking to allow shareholders who purchased a new vehicle and "had no spare tire and hardware for mounting [the spare tire]…be able to purchase same from Ford Motor at the manufacturing cost of same," noting that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *MGM Mirage* (Mar. 6, 2009) (permitting exclusion under Rule 14a-8(i)(7) of a proposal urging the board to implement a discount dining program for local residents); *Western Union Co.* (Mar. 7, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review, among other things, the effect of the company's remittance practices on the communities served and compare the company's fees, exchange rates, and pricing structures with other companies in its industry, noting that the proposal related to the company's "ordinary business operations (i.e., the prices charged by the company)"). Similarly, the Staff has permitted exclusion of proposals requesting a report on how companies intend to respond to particular regulatory, legislative and public pressures relating to pricing policies or price increases. *See UnitedHealth Group Inc.* (Mar. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums as relating to ordinary business matters); *Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs).

We are aware that, under limited circumstances, the Staff has declined to permit the exclusion of proposals relating to the pricing policies for pharmaceutical products. In all of those instances, however, the proposal focused on the company's fundamental business strategy with respect to its pricing policies for pharmaceutical products rather than on how and why the company makes specific pricing decisions regarding certain of those products. In particular, the request in each of those proposals appeared to focus on restraining or containing prices with the goal of providing affordable access to prescription drugs. *See Celgene Corp.* (Mar. 19, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the risks to the company from rising pressure to contain U.S. specialty drug prices, noting that the proposal focused on the company's "fundamental business strategy with respect to its pricing policies for pharmaceutical products"); *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) (same); *Gilead Sciences, Inc.* (Feb. 23, 2015) (same); *Bristol-Myers Squibb Co.* (Feb. 21, 2000) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board create and implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders any changes in its pricing policies and procedures, noting that the proposal related to the company's "fundamental business strategy, i.e., its pricing for pharmaceutical products"); *Warner-Lambert Co.* (Feb. 21, 2000) (same); *Eli Lilly and Co.* (Feb. 25, 1993) (declining to permit exclusion under Rule 14a-8(i)(7) where the proposal requested that the company "seek input on its pricing policy from consumer groups, and to adopt a policy of price restraint," noting that the proposal related to "the [c]ompany's fundamental business strategy with respect to its pricing policy for pharmaceutical products").

In this case, the Proposal delves much more deeply into the day-to-day affairs of AbbVie than those proposals described above that focused on companies' fundamental business strategy with respect to pricing policies for pharmaceutical products and on restraining prices with the goal of providing affordable access to prescription drugs. Unlike the requests in those proposals, the primary focus of the Proposal's request is on obtaining explanation and justification for product-specific and time period-specific price increases. In this regard, the Proposal specifically calls for disclosure of "the rationale and criteria used" to determine "the rates of price increases year-to-year of [the] company's top ten selling branded prescription drugs between 2010 and 2016." The supporting statement likewise calls for detailed justifications of price increases regarding certain pharmaceutical products, and the recital refers to "[p]roposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing" and the desire of certain industry participants for a "justification for [price] increases for branded drugs already on the market." These statements, read together with the Proposal's specific request, demonstrate that the Proposal focuses on the ordinary business matter of how and why AbbVie makes specific pricing decisions regarding certain of its pharmaceutical products and not on a more general notion of fundamental business strategy. For this reason, the Proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

Moreover, the Staff recently concluded that identical proposals "relat[ing] to the rationale and criteria for price increases of [a] company's top ten selling branded prescription drugs in the last six years" were excludable under Rule 14a-8(i)(7) as relating to the companies' ordinary business. *See Amgen Inc.* (Feb. 10, 2017); *Bristol-Myers Squibb Co.* (Feb. 10, 2017); *Eli Lily and Co.* (Feb. 10, 2017); *Gilead Sciences, Inc.* (Feb. 10, 2017); *Johnson & Johnson* (Feb. 10, 2017); *Merck & Co., Inc.* (Feb. 10, 2017); *Pfizer Inc.* (Feb. 10, 2017); *see also Vertex Pharmaceuticals Inc.* (Feb. 10, 2017) (permitting exclusion under Rule 14a-8(i)(7) of a substantially identical proposal, where the proposal specifically "relate[d] to the rationale and criteria for price increases of the company's top selling branded prescription drugs in the last six years"). It is clear that the Proposal likewise relates to the disclosure of "the rationale and criteria used" to determine "the rates of price increases year-to-year of [the] company's top ten selling branded prescription drugs between 2010 and 2016" and is therefore excludable under Rule 14a-8(i)(7), and is not focused on a more general notion of fundamental business strategy addressing policies to restrain or contain prices.

Finally, we note that a proposal may not be excluded under Rule 14a-8(i)(7) if it is determined to focus on a significant policy issue. The fact that a proposal may touch upon a significant policy issue, however, does not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and Staff Legal Bulletin No. 14E (Oct 27, 2009). The Staff consistently has permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though it also related to a potential significant policy issue. For example, in *Amazon.com, Inc*. (Mar. 27, 2015), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" where the proponent argued that Amazon's sale of foie gras implicated a significant policy issue (animal cruelty). In granting no-action relief, the Staff determined that "the proposal relate[d] to the products and services offered for sale by the company." Similarly, in *PetSmart, Inc.* (Mar. 24, 2011), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for suppliers to certify that they have not violated certain laws regarding the humane treatment of animals, even though the Staff had determined that the humane treatment of animals was a significant policy issue. In its no-action letter, the Staff specifically noted the company's view that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also, e.g.*, *CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). In this instance, even if the Proposal were to touch on a potential significant policy issue, similar to the precedent above, the Proposal's request focuses on ordinary business matters (*i.e.*, how and why AbbVie makes specific pricing decisions regarding certain of its pharmaceutical products).

Accordingly, consistent with the precedent described above, AbbVie believes that the Proposal may be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to AbbVie's ordinary business operations.

V. The 80-Day Filing Requirement Set Forth in Rule 14a-8(j) Should be Waived for Good Cause.

AbbVie also requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Under Rule 14a-8(j)(1), if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) also allows the Staff, in its discretion, to permit a company to file its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

As noted in the precedent described above, the Staff has recently permitted the exclusion of proposals identical to the Proposal under Rule 14a-8(i)(7). The no-action letters were posted to the Commission's website on February 14, 2017, which is less than 80 days before March 20, 2017, the date AbbVie intends to file its definitive proxy statement. The precedent described above makes clear that the Staff concurs with AbbVie's view that the Proposal relates to the company's ordinary business operations. Based on the timing of the posting of the no-action letters, AbbVie believes that it has good cause for its inability to meet the 80-day requirement. AbbVie acted in good faith and in a timely manner following the posting of the no-action letters to minimize any delay. Accordingly, AbbVie respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

VI. Conclusion

Based upon the foregoing analysis, AbbVie respectfully requests that the Staff concur that it will take no action if AbbVie excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of AbbVie's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Enclosures

cc: Laura J. Schumacher
Executive Vice President, General Counsel and Corporate Secretary
AbbVie Inc.

Mary Ellen Madden
Sisters of Charity, BVM

Sister Patricia Regan
Treasurer
Congregation of Divine Providence

Daniel Lee
Miller/Howard Investments Inc.

Donna Meyer, PhD
Director of Shareholder Advocacy
Mercy Investment Services, Inc.

Rev. Sèamus Finn, OMI
Chief of Faith Consistent Investing
Oblate International Pastoral Investment Trust

Sister Ramona Bezner
Trustee
Providence Trust

Jennifer Hall
Provincial Treasurer
Sisters of Providence, Mother Joseph Province

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

EXHIBIT A

(see attached)


Sisters of Charity
of the Blessed Virgin Mary
Freed by Love, Acting for Justice

205 W. Monroe
Suite 500
Chicago, IL
60606

phone 312-641-5151
x112
fax 312-641-1250

October 18, 2016

Laura J. Schumacher
Corporate Secretary
Dept. V364, AP34
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher:

The Sisters of Charity, BVM have been shareholders in AbbVie Inc. since the company's beginning. As faith-based investors, we are concerned with not only financial returns, but also the ethical and social implications of the companies with whom we invest. We appreciate the opportunities that we have had to dialogue with AbbVie representatives over the past several years. In order to increase access to affordable medicine for Americans, we believe it is imperative that pharmaceutical companies transparently report on the rationale and criteria used to increase prescription drug prices.

The Sisters of Charity, BVM are submitting a shareholder resolution requesting that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational, and financial risks they represent for our company.

We are filing the proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Charity, BVM are serving as the lead filer on this proposal. We expect the same resolution will also be submitted by Dignity Health; Mercy Health; Mercy Investment Services; Sisters of Providence, Mother Joseph Province; Sisters of St. Francis of Philadelphia; St. Joseph Health System; Trinity Health; and United Church Funds. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules.

As verification that we are owners of common stock in AbbVie, I enclose a letter from our portfolio custodian, Dubuque Bank & Trust. The Sisters of Charity, BVM have been shareholders continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below. We would appreciate receiving a confirmation of receipt of this letter via the email address below.

Sincerely,

Mary Ellen Madden

Mary Ellen Madden
Sisters of Charity, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606
312.641.5151 x112
maryellen@8thdaycenter.org

ABBVIE

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

DB&T
DUBUQUE BANK AND TRUST

October 18, 2016

Mary Ellen Madden
Sisters of Charity, BVM
205 W Monroe, Suite 500
Chicago, IL 60606

Re: Sisters of Charity BVM-Shareholder Activism

Dear Mary Ellen:

This verifies that the Sisters of Charity, BVM own and hold in street name in their Dubuque Bank & Trust account 100 shares of Abbvie common stock. They have owned said shares for more than a year, still owning them as of October 18, 2016, and do not intend to sell them before the annual meeting of said company. The market value of said shares as of 10/17/2016 was $6,071.00.

Dubuque Bank & Trust Custodies their assets through SEI Trust Co., where they are held as SPTC nominee name. SPTC is a DTC participant. Enclosed is a page from the 10/17/2016 holdings at SEI showing Dubuque Bank & Trust held at least 100 shares of Abbvie common stock.

Sincerely,



Ron Brosius

Page 13 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT B

(see attached)



BON SECOURS HEALTH SYSTEM, INC.

November 21, 2016

Laura J. Schumacher
Executive V.P. External Affairs/General Counsel & Corporate Secretary
AbbVie, Inc.
1 North Waukegan
North Chicago IL 60064

Dear Ms. Schumacher:

Bon Secours Health System, Inc. is a shareholder of AbbVie, Inc. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Bon Secours, in collaboration with the Sisters of Charity BVM hereby submits the enclosed shareholder resolution "*Disclose Criteria Used For Price Increases on Top Ten Drugs*" for inclusion in the proxy statement for consideration and action by the 2017 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. The Sisters of Charity BVM is authorized to act on our behalf in the event that the proposal is withdrawn.

Bon Secours has held the requisite amount of AbbVie stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of AbbVie's annual meeting at which the proposal will be considered. Proof of ownership is provided with this filing. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Roslyn M. Brock, MHSA, MBA
Vice President Advocacy and Government Relations

Enclosures:
Shareholder Resolution
Shareholder Proof of Stock Ownership

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.



BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

November 21, 2016

Ross A. Darrow, CFA
Director, Treasury Services
Bon Secours Health System, Inc.
8990-M Old Annapolis Road
Columbia, MD 21045

Dear Mr. Darrow,

This letter is to confirm that BNY Mellon, as custodian for Bon Secours Health System, Inc., held 100 shares in account ***FISMA & OMB Memorandum M-07-16*** of Abbvie, Inc., Cusip 00287Y109, as of November 18, 2016.

The beneficial owner of these shares, as per BNY Mellon records, is Bon Secours Health System, Inc., and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Shawn L. Ray
Vice President

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 21, 2016

Laura Schumacher
Corporate Secretary
AbbVie
1 N Waukegan Rd
North Chicago, IL 60064

Email: laura.schumacher@abbvie.com

Dear Ms. Schumacher:

I am writing you on behalf of the Congregation of Divine Providence **to** co-file the stockholder resolution on Drug Pricing. In brief, the proposal states **RESOLVED:** Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of Charity of the Blessed Virgin Mary. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 101 number of AbbVie shares.

We have been a continuous shareholder for one year of $2,000 in market value of AbbVie stock and will continue to hold at least $2,000 of AbbVie stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider the Sisters of Charity of the Blessed Virgin Mary the lead filer of this resolution and as so are authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Mary Ellen Madden of the Sisters of Charity of the Blessed Virgin Mary who may be reached by phone at 312-641-5151 x112 or by email at **maryellen@8thdaycenter.org**. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Respectfully yours,



Sister Patricia Regan
Treasurer
210-587-1150

Treasurer's Office 515 SW 24th Street San Antonio, TX 78207 210-587-1150 210-431-9965 (fax)

Drug Pricing - 2017 – AbbVie

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.



DANA INVESTMENT ADVISORS, INC.

November 11, 2016

Ms. Laura J. Schumacher
Corporate Secretary, AbbVie Inc.
Dept. V364, AP34
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher,

Dana Investment Advisors holds at least 471,000 shares of AbbVie Inc. on behalf of clients (including the Dana Large Cap Equity Fund) for whom we integrate environmental, social, and governance analysis (ESG) into investment decision-making. Dana Investment Advisors is an investment manager with $7.2 billion in assets under management. We have been a continuous AbbVie shareholder for more than one year, holding at least $2,000 shares of AbbVie Inc. stock, and will continue holding at least $2,000 worth of AbbVie stock through the stockholders' meeting.

Dana is concerned about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. Prescription drug pricing has become a significant social issue in our country, and one that could pose reputational and regulatory risks to AbbVie.

We are co-filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Verification of proof of ownership will be sent upon request. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sisters of Charity of the Blessed Virgin Mary is the lead filer, whose authorized representative is Mary Ellen Madden. She may withdraw the proposal on our behalf.

Sincerely,

Ann Roberts

Ann Roberts
ESG Analyst
annr@danainvestment.com

cc: Mary Ellen Madden (maryellen@8thdaycenter.org)

RECEIVED
NOV 15 2016
L.J. SCHUMACHER

Enclosure

ABBVIE
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.



185 Berry Street, Suite 300
San Francisco, CA 94107
phone 415.438.5500
fax 415.438.5724
dignityhealth.org

November 16, 2016

Laura J. Schumacher
Corporate Secretary
Dept. V364, AP34
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher:

Dignity Health is a shareholder of **AbbVie Inc.** We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with **The Sisters of Charity, BVM**, hereby submits the enclosed proposal for inclusion in the proxy statement for consideration and action by the 2017 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. **The Sisters of Charity, BVM** is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of **AbbVie Inc.** stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of the annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Corporate Responsibility

Enclosure

ABBVIE

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:

IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT

Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.



Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

November 10, 2016

Laura J. Schumacher
Corporate Secretary
Dept. V364, AP34
AbbVie, Inc.
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher:

Dominican Sisters of Springfield, IL (Sacred Heart Convent) is the beneficial owner of over $2,000 worth of shares of AbbVie, Inc. and has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We are submitting this proposal because of our concerns about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. Prescription drug pricing has become a significant social issue in our country, and one that could pose reputation and regulatory risks to our company.

The enclosed proposal is the same one as being filed by The Sisters of Charity, BVM and the primary contact for the proposal is Mary Ellen Madden Maryellen@8thdaycenter.org.

Sincerely,
Sr. Marcelline Koch
Sr. Marcelline Koch, O.P.

Enclosure

RECEIVED
NOV 16 2016
L.J. SCHUMACHER

Drug Pricing
2017 – AbbVie

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

J.P.Morgan

November 10, 2016

Mr. Stephen L. Zielinski
ViaGem Consulting
12412 Powerscourt Dr. Suite 240
St. Louis, MO 63131

As of the of November 10, 2016 the Dominican Sisters of Springfield, IL (Sacred Heart Convent) held 60 shares of Abbvie Inc for at least one year in account number account ***FISMA & OMB Memorandum M-07-16*** Any further questions, please do not hesitate to call.

Also please be advised that JP Morgan is a Registered DTC Participant.

Regards,



Michael J. Peplansky
Client Advisor

The account information shown here is provided as a convenience to you, and is not official bank or brokerage record or statement of any affiliate or subsidiary of J P Morgan Chase & Co. It is not to be relied upon for purposes of final reconciliation or otherwise. We do not make any representation or warranty that this information is accurate or complete. This summary information is subject to correction, and corrections may routinely occur without notice. The valuations may not represent the actual or indicative terms at which new (or economically equivalent) transactions could be entered into or the actual or indicative terms at which existing (or such equivalent) transactions could be liquidated, assigned, or unwound, and may vary from valuations used by us for other purposes. We may derive valuations for assets set forth in any periodic statement or other document through the use of proprietary pricing models and/or any external pricing service selected by us in our sole discretion, and estimates and assumptions about relevant future market conditions and other matters, all of which are subject to change without notice. Any such changes may have a material impact on the valuations provided, and valuations based on the other models or different assumptions may yield materially different results. Valuations provided do not necessarily reflect a market price estimate on the date specified. Valuations may reflect price estimates on dates different from that indicated above. You can view your most recent bank and brokerage statements that represent official records and that identify the specific J.P. Morgan Chase legal entities holding your accounts by clicking the Account Details tab of Morgan OnLine.

JPMorgan Chase & Co., its affiliates and employees do not provide tax, legal or accounting advice. This material has been prepared for

informational purposes only. You should consult your own tax, legal and accounting advisors before engaging in any financial transactions

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 11, 2016

VIA UPS & EMAIL

Laura J. Schumacher
Corporate Secretary
Dept. V364, AP34
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Ms. Schumacher:

Enclosed please find our letter co-filing the attached shareholder proposal on drug pricing to be included in the proxy statement of AbbVie, Inc (the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, Benjamin Ewen-Campen (the Proponent), who has continuously held, for at least one year of the date hereof, 400 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. A letter verifying ownership of AbbVie shares from our client's custodian is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders.

Zevin Asset Management, LLC is a co-filer for this resolution. Sisters of Charity, BVM is the lead filer of this resolution and can act on our behalf in withdrawal of this resolution. A representative of the filer will be present at the stockholder meeting to present the proposal. We would appreciate being copied on any correspondence related to this proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me on 617-742-6666 or at pat@zevin.com.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

ABBVIE
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 11, 2016

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of AbbVie Inc (ABBV) from Benjamin Ewen-Campen. Zevin Asset Management, LLC is the investment advisor to Benjamin Ewen-Campen and filed a shareholder resolution on drug pricing on Benjamin Ewen-Campen's behalf.

This letter serves as confirmation that Benjamin Ewen-Campen is the beneficial owner of the above referenced stock.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

November 11, 2016

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 400 shares of common stock in **AbbVie Inc. (ABBV)** owned by Benjamin Scott Ewen-Campen.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of ABBV and that such beneficial ownership has continuously existed for one or more years in accordance with Rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Benjamin Scott Ewen-Campen is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Benjamin Scott Ewen-Campen and is planning to file a shareholder resolution on Benjamin Scott Ewen-Campen's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President Wealth Management


Miller Howard
INVESTMENTS, INC

November 17, 2016

Laura J. Schumacher
Corporate Secretary
Dept. V364, AP34
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher:

Miller/Howard Investments Inc. is a domestic equity investment management firm that focuses on socially responsible investments. As socially responsible investors, we are concerned with not only financial returns, but also the ethical and social implications of the companies with whom we invest. In order to increase access to affordable medicine for Americans, we believe it is imperative that pharmaceutical companies transparently report on the rationale and criteria used to increase prescription drug prices.

On behalf of Helen Hamada, Treasurer/Board Member of Miller/Howard Investments Inc., we are submitting a shareholder resolution requesting that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational, and financial risks they represent for our company.

We are filing the proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Sisters of Charity of the Blessed Virgin Mary is the lead filer, whose authorized representative is Mary Ellen Madden. She may withdraw the proposal on our behalf. We are submitting this proposal as co-filers because we strongly believe it is in the best interests of the company and its shareholders. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules.

Verification of stock ownership and authorization from Helen Hamada for Miller/Howard Investments to file the proposal will be submitted under separate cover. Ms. Hamada has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting.

We look forward to having productive conversations with the company. Please copy me on any correspondence relating to this proposal via my contact information below. We would appreciate receiving a confirmation of receipt of this letter via the email address below.

Sincerely,

Daniel Lee
Miller/Howard Investments
10 Dixon Avenue
Woodstock, NY 12498
(845) 679-9166
esg@mhinvest.com

ABBVIE
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.



John M. Starcher, Jr., Esq.
President & CEO
1701 Mercy Health Place
Cincinnati, Ohio 45237

November 3, 2016

Laura J. Schumacher, Corporate Secretary
Dept. V364, AP34
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher:

Mercy Health has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Health, a long-term investor, is currently the beneficial owner of shares of AbbVie Inc.

Mercy Health requests that the Board of Directors issue a report by November 1, 2017, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

Mercy Health is co-filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Health has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Sisters of Charity, BVM will act as the primary filer and is authorized to withdraw the resolution on our behalf.

We look forward to having productive conversations with the company. Please direct future correspondence to Donna Meyer, Director of Shareholder Advocacy by phone: (713)299-5018, by e-mail: dmeyer@mercyinvestments.org , or by mail: 2039 North Geyer Road, St. Louis, Missouri, 63131.

Sincerely,



John M. Starcher, Jr., Esq.
President & CEO

RECEIVED
NOV 8 2016
L.J. SCHUMACHER

ABBVIE
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.



STATE STREET.

November 3, 2016

Laura J. Schumacher, Corporate Secretary
Dept. V364, AP34
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher,

We, State Street Bank, hereby verify that our client, Mercy Health, held an aggregate of 9,536 ("Shares") of AbbVie Inc. common stock Cusip 00287Y109 as of November 1, 2016.

Please be advised that State Street Nominees Limited, held these shares of AbbVie Inc. in our custody on behalf of our client Mercy Health, the Beneficial Owner of the shares, as of November 1, 2016.

The total value of Mercy Health's AbbVie Inc. positions was $538,307.20 ($56.45 per share) as of November 1, 2016.

Additionally, Mercy Health has held as least $2,000 value of AbbVie Inc. common stock for at least one year.

Thank you.

Sincerely,

Allan Adraneda
Assistant Vice President


MERCY
INVESTMENT
SERVICES, INC

October 31, 2016

Laura J. Schumacher
Corporate Secretary
Dept. V364, AP34
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher:

Mercy Investment Services, Inc. (Mercy), the investment program of the Sisters of Mercy of the Americas, has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of AbbVie Inc.

Mercy requests that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Sisters of Charity, BVM is the lead filer, whose authorized representative is Mary Ellen Madden. She may withdraw the proposal on our behalf.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below.

Best regards,

Donna Meyer, PhD
Mercy Investment Services
2039 North Geyer Road
St. Louis, MO 63131
713-299-5018
dmeyer@mercyinvestments.org

RECEIVED
NOV 1 2016
L.J. SCHUMACHER

ABBVIE

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


OIP
INVESTMENT
TRUST
GUIDED BY FAITH

November 9, 2016

Laura Schumacher
Corporate Secretary
AbbVie
1 N Waukegan Rd
North Chicago, IL 60064

Email: laura.schumacher@abbvie.com

Dear Ms. Schumacher:

I am writing you on behalf of the **Oblate International Pastoral Investment Trust** to co-file the stockholder resolution on Drug Pricing. In brief, the proposal states **RESOLVED:** Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of Charity of the Blessed Virgin Mary. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of **2,532** AbbVie shares.

We have been a continuous shareholder for one year of $2,000 in market value of AbbVie stock and will continue to hold at least $2,000 of AbbVie stock through the next annual meeting. Verification of our ownership position from our custodian is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider the Sisters of Charity of the Blessed Virgin Mary the lead filer of this resolution and as so are authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Mary Ellen Madden of the Sisters of Charity of the Blessed Virgin Mary who may be reached by phone at 312-641-5151 x112 or by email at **maryellen@8thdaycenter.org**. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Respectfully yours,

Sèamus P. Finn o.m.i

Rev. Sèamus Finn, OMI
Chief of Faith Consistent Investing
OIP Investment Trust
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE, Washington, DC 20017 -- Tel: 202-529-4505 Fax: 202-529-4572
Website: www.omiusajpic.org **Email:** seamus@omiusa.org

Drug Pricing - 2017 – AbbVie

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

November 9, 2016

Fr. Seamus Finn
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: Oblate International Pastoral Investment Trust – BAVG

Dear Fr. Seamus Finn:

These shares are held on behalf of the Missionary Oblates in nominee name and in the State Street Bank and Trust Company account at the Depository Trust Company (0997) –

Security	**Shares**	**Acquisition Date**	**Fund**
ABBVIE INC COMMON STOCK	1,266	2/9/2015	BAVG

As you can see from the acquisition dates above, this security has been held more than a year.

If you have any questions or need additional information, please call me at (617) -985-4215.

Sincerely,

George A. Collins
Client Service Officer
State Street Corporation



PROVIDENCE TRUST
SAN ANTONIO, TEXAS

November 21, 2016

Laura Schumacher
Corporate Secretary
AbbVie
1 N Waukegan Rd
North Chicago, IL 60064

Email: laura.schumacher@abbvie.com

Dear Ms. Schumacher:

I am writing you on behalf of Providence Trust **to** co-file the stockholder resolution on Drug Pricing. In brief, the proposal states **RESOLVED:** Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of Charity of the Blessed Virgin Mary. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 257 number of AbbVie shares.

We have been a continuous shareholder for one year of $2,000 in market value of AbbVie stock and will continue to hold at least $2,000 of AbbVie stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider the Sisters of Charity of the Blessed Virgin Mary the lead filer of this resolution and as so are authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Mary Ellen Madden of the Sisters of Charity of the Blessed Virgin Mary who may be reached by phone at 312-641-5151 x112 or by email at **maryellen@8thdaycenter.org**. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Respectfully yours,



Sister Ramona Bezner
Trustee
210-587-1102

Drug Pricing - 2017 – AbbVie

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.



Sisters of Providence

Provincial Administration • Mother Joseph Province

1801 Lind Avenue SW, #9016
Renton, Washington 98057-9016
425.525.3355 • (fax) 425.525.3984

November 17, 2016

Laura J. Schumacher, Corporate Secretary
AbbVie Inc.
1 North Waukegan Road
DEPT V364, AP34
North Chicago, IL 60064-1802

Dear Ms. Schumacher,

AbbVie was founded with the "focus and capabilities to address some of the world's greatest health challenges." In the U.S. at this time the increasing cost of drugs threatens public health and the economy. It is reported that one in four people have difficulty affording their prescription medicines. This leads us to ask, does the cost of AbbVie drugs limit access to life-saving medicines, particularly for economically challenged patients? As shareholders we are also concerned that unsustainable drug prices present legislative, regulatory, reputational and financial risks to our Company.

The Sisters of Providence, Mother Joseph Province is co-filing the enclosed resolution with the Sisters of Charity, BVM for inclusion in the AbbVie, Inc. 2017 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

As of November 17, 2016, the Sisters of Providence, Mother Joseph Province held, and has held continuously for at least one year, 11 shares of AbbVie, Inc. common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in AbbVie, Inc. through the annual meeting in 2017.

For matters pertaining to this resolution, please contact Mary Ellen Madden of the Sisters of Charity, BVM, the primary filer of this resolution. Please copy me on all communications: Jennifer Hall: jennifer.hall@providence.org

Sincerely,

Jennifer Hall
Provincial Treasurer

Encl: Shareholder Resolution
Verification of Ownership

ABBVIE
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

TO:Steve Kye

charles SCHWAB

November 17, 2016

Sisters Of Providence-Mother Joseph Province
Jennifer Hall, Katherine Clark, Janet Painter
1801 Lind Ave Sw # 9016
Renton, WA 98057

Account #: ***FISMA & OMB Memorandum M-07-16***
Questions: +1 (800) 378-0685
x34310

Account ***FISMA & OMB Memorandum M-07-16***

Dear Jennifer Hall, Katherine Clark, and Janet Painter,

This letter is being written to confirm the amount of shares held of Abbvie, Inc. (ABBV) in the above listed account for which you are an authorized agent.

On 12/31/2012, 11 shares of ABBV were received as part of a spinoff from Abbott Laboratories (ABT) and have been continuously owned in this account since the date they were received.

As of the time this letter was written on 11/17/16, 11 shares of ABBV remain in the above referenced account.

This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (800) 378-0685 x34310.

Sincerely,

Ruby Waibel

Ruby Waibel
Partner Support
2423 E Lincoln Dr
Phoenix, AZ 85016-1215



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

October 20, 2016

Laura J. Schumacher
Corporate Secretary
Dept. V364, AP34
AbbVie, Inc.
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in AbbVie for several years. Drug prices in the United States are high and continue to rise at an alarming rate. Making matters worse, lack of transparency within the pharmaceutical industry leaves the public confused and frustrated.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Sisters of Charity of the Blessed Virgin Mary, the primary filer. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. Please note that the contact person for this resolution will be: Mary Ellen Madden. She may withdraw the proposal on our behalf. Her number is 312-641-5151, ext. 112.

As verification that we are beneficial owners of common stock in AbbVie, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio continuously through the 2017 shareholder meeting.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

RECEIVED
OCT 24 2016
L.J. SCHUMACHER

Enclosures

cc: Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

ABBVIE

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


NORTHERN
TRUST

50 S LaSalle Street
Chicago IL 60603

October 20, 2016

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 72 shares of AbbVie, Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

NTAC:3NS-20


Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

October 24, 2016

Laura J. Schumacher
Corporate Secretary
Dept. V364, AP34
AbbVie, Inc.
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher:

Trinity Health is the beneficial owner of over $2,000 worth of shares of AbbVie, Inc. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We are submitting this proposal because of our concerns about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. Prescription drug pricing has become a significant social issue in our country, and one that could pose reputation and regulatory risks to our company.

The enclosed proposal is the same one as being filed by The Sisters of Charity, BVM and the primary contact for the proposal is Mary Ellen Madden <Maryellen@8thdaycenter.org>

Sincerely,

Catherine Rowan

Catherine Rowan

enc

ABBVIE
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period. New drugs for hepatitis C, cancer, and multiple sclerosis and higher spending on diabetes drugs accounted for the majority of spending growth.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.


UNITED CHURCH FUNDS

November 2, 2016

Laura J. Schumacher
Corporate Secretary
Dept. V364, AP34
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064

Dear Ms. Schumacher:

United Church Funds (UCF) is a shareholder of AbbVie Inc. and considers the social impacts of our investments as part of our sustainability focus.

UCF strongly believes that our Company consider access to affordable medicine for Americans, and report back to stakeholders by reporting on the rationale and criteria used to increase prescription drug prices.

United Church Funds is filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United Church Funds has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. Upon request, the verification of ownership may be sent to you separately by our custodian, a DTC participant.

We look forward to having more productive conversations with the company. Sisters of Charity of the Blessed Virgin Mary is the lead filer, whose authorized representative is Mary Ellen Madden. She may withdraw the proposal on our behalf.

Sincerely,

RECEIVED
NOV 8 2016
L.J. SCHUMACHER

Kathryn McCloskey
Director, Social Responsibility
475 Riverside Drive, Suite 1020
New York, NY 10115
Katie.mccloskey@ucfunds.org

cc: Ms. Mary Ellen Madden, Sisters of Charity of the Blessed Virgin Mary

ABBVIE
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.